Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

March 31, 2015
Ms. Jennifer Monick Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	IRSA Propiedades Comerciales S.A. (f/k/a Alto Palermo S.A. (APSA)) Form 20-F Filed on October 31, 2014 File No. 00000-30982

Dear Ms. Monick:

                On behalf of APSA IRSA Propiedades Comerciales S.A. (f/k/a Alto Palermo S.A. (APSA)) (the “Company”), we are writing to respond to questions raised in the comment letter  dated March 16, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced matter of the Company (the “Annual Report) originally submitted on October 31, 2014, pursuant to the Securities Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter.  For convenience of reference, we have reproduced below in bold the text of the comments from the Comment Letter.  The responses and information were provided to us by the Company.

Responses to SEC Comments

1) It does not appear that you have disclosed the amount of interest related to your borrowings. Please confirm, if material, that you will disclose this information in future filings. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, the Company respectfully advises the Staff that it inadvertently omitted to include a footnote stating that the amount of borrowings set forth in the table includes accrued and future interest. The Company will include this disclosure in future filings.

2) We note your disclosure on page F-77 that you have Ps. 234 million in contractual obligations related to Arcos del Gourmet S.A. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this obligation.

In response to the Staff’s comment, the Company respectfully advises the Staff that it incorrectly translated a paragraph from the Spanish version of the financial statements. As of June 30, 2014, the works related to Arcos del Gourmet S.A. had been nearly completed and only a minor amount of works remained outstanding. The Ps. 234 million referenced on page F-77 corresponded to the original budget for the works. As of June 30, 2014 a total of Ps. 236 million had been expended on the project.

3) Please tell us how the amount of total assets per the table on page F-76 reconciles to the Consolidated Statements of Financial Position. Please refer to paragraph 28 of IFRS 8.

In response to the Staff’s comment, the Company respectfully advises the Staff that the table in Note 6 on page F-76 includes a reconciliation between the total operating segment assets and these same assets as reported on the statement of financial position but not to the total consolidated assets as per the statement of financial position.

The Company respectfully advises the Staff that it will revise and enhance the segment information disclosures in future filings to (1) better clarify which assets are reviewed regularly by the CODM and therefore constitute “segment assets”, (2) better clarify the basis used to measure those segment assets, and (3) reconcile total segment assets to total consolidated assets as per the statement of financial position.

The disclosure below represents the proposed disclosure the Company will include in future filings. The example disclosure is based on results as of June 30, 2014:

“The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

“The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows (amounts in pesos):

Total operating segment assets as per segment information	1,996,416
Minus:
Proportionate share of reportable operating segment assets of certain joint ventures (*)	(109,199)
Plus:
Investments in joint ventures (**)	115,015
All other non-reportable assets	1,493,987
Total consolidated assets as per the statement of financial position	3,496,219

(*) The following amounts related to the proportionate share of operating segment assets of the joint ventures, namely, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported as part of the total operating segment assets by segment:

Investment properties	103,609
Goodwill	5,234
Property, plant and equipment	99
Inventories	257
Total proportionate share of reportable operating segment assets of joint ventures	109,199

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes, namely Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.”

*     *     *

We further hereby confirm and acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing ;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                     Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco Eduardo Loiacono Sandra Herrera David L. Williams